Exhibit 8
[Letterhead of O’Neill & O’Neill, Attorneys at Law]
February 9, 2007
Middlefield Banc Corp.
15985 East High Street
Middlefield, OH 44062-9263
Emerald Bank
6215 Perimeter Drive
Dublin, OH 43017
Ladies and Gentlemen:
You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Merger”) of Emerald Bank, an Ohio state-chartered savings bank (“Emerald”), with and into EB Interim Bank, an Ohio corporation incorporated under the commercial bank law of Ohio (Ohio Revised Code Section 1115.23) (“Mergerco”) wholly-owned by Middlefield Banc Corp., an Ohio corporation (“MBCN”), pursuant to the terms of the Agreement and Plan of Merger dated as of November 15, 2006, as amended on January 3, 2007, by and between MBCN and Emerald (the “Agreement”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.
In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Representation Letter of MBCN, executed by a duly authorized officer of MBCN and dated as of the date hereof, and (b) the Representation Letter of Emerald, executed by a duly authorized officer of Emerald and dated as of the date hereof (collectively, the “Representation Letters”), (iii) the Registration Statement of MBCN on Form S-4 filed with the Securities and Exchange Commission on January 29, 2007 (Registration No. 333-140287), as amended by Pre-Effective Amendment Number 1 to such Registration Statement filed with the Securities and Exchange Commission on the date hereof, and the proxy statement of Emerald and prospectus of MBCN included therein (collectively, the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.
In connection with our review of the Agreement, the Representation Letters, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the

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uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither MBCN nor Emerald will notify us at or before the Effective Time that any statement or representation made in a Representation Letter is no longer complete and accurate. Finally, we assume that any holder of Emerald common shares that asserts dissenters’ rights will receive, pursuant to statutory procedures, an amount per Emerald common share that will not exceed the Per Share Cash Consideration (as defined below), and that the authorized shares of Mergerco shall be issued to MBCN and outstanding as of the Effective Time.
Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.
DESCRIPTION OF THE MERGER
The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, upon the occurrence of the filing in the office of the Ohio Secretary of State of a Certificate of Merger in accordance with Sections 1115.11 and 1701.81 of the Ohio Revised Code, or at such later date and time as may be set forth in such filing. Pursuant to the Merger, Mergerco will be the surviving Ohio bank, and the separate corporate existence of Emerald will cease.
As of November 15, 2006, the authorized capital stock of Emerald consisted solely of 10,000,000 common shares, without par value, 732,689 of which were issued and outstanding, and 47,623 of which were subject to outstanding options (“Outstanding Options”) granted pursuant to the Emerald Bank 2003 Stock Option Plan (“Stock Option

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Plan”), and no shares were held in treasury, or otherwise owned, by Emerald (“Treasury Stock”). As of November 15, 2006, the authorized capital stock of MBCN consisted of 10,000,000 common shares, without par value, of which 1,353,616 shares were issued and outstanding and 95,080 shares were held in treasury by MBCN. As of the date hereof, the authorized capital stock of MERGERCO, a new corporation incorporated solely in anticipation of the Merger, consists of 1,500 common shares, without par value.
At the Effective Time, each share of Emerald common stock issued and outstanding immediately prior to the Effective Time, other than Treasury Stock and Emerald common shares held by MBCN, if any, shall, at the election of each holder of such Emerald common shares, be converted into the right to receive either: (i) cash in an amount equal to the quotient of the Merger Consideration (as defined below) divided by the number of Emerald common shares outstanding at the Effective Time (the “Per Share Cash Consideration”); (ii) the number of MBCN common shares equal to the quotient (the “Exchange Ratio”) of the Per Share Cash Consideration divided by the average of the closing prices reported in the Pink Sheets for MBCN common shares over the period of the twenty (20) most recent trading days on which trades in MBCN common shares actually occur before the third business day prior to the Effective Time (the “MBCN Average Stock Price”), subject to possible anti-dilution adjustment (the “Per Share Stock Consideration”); or (iii) a combination of the Per Share Cash Consideration and the Per Share Stock Consideration. MBCN alone shall provide the MBCN common shares exchanged as part of the Merger.
Also at the Effective Time, each holder of unexercised Outstanding Options immediately before the Effective Time shall have each such option converted into an option to acquire MBCN common shares (hereinafter referred to as a “MBCN Option”) as follows: (i) each Outstanding Option shall be converted to an MBCN Option based upon the Exchange Ratio; (ii) the exercise price of the MBCN Option into which each Outstanding Option is converted shall equal the quotient of the exercise price of the Outstanding Option, divided by the Exchange Ratio (rounded up, if necessary, to the nearest one-hundredth of a dollar); and (iii) the number of MBCN common shares subject to the MBCN Option of such holder shall equal the product of the number of Emerald common shares subject to the Outstanding Option, multiplied by the Exchange Ratio (rounded down, if necessary, to the nearest whole share).
“Merger Consideration” means (i) the sum of (A) $7,326,890, and (B) the aggregate amounts received by Emerald upon the exercise before the Effective Time of any Outstanding Options, less (ii) either (A) $5,300,000 less the Adjusted Emerald Shareholders’ Equity (as defined below), if the Adjusted Emerald Shareholders Equity is less than $5,300,000, or (B) $0 (zero dollars), if the Adjusted Emerald Shareholders’ Equity is equal to or more than $5,300,000. The “Adjusted Emerald Shareholders’ Equity” means Emerald’s shareholders’ equity, determined by Emerald’s independent public accounting firm, based upon Emerald’s balance sheet as of the last day of the

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month immediately before the month in which the Closing of the transaction occurs (the “Computation Date”), prepared in accordance with generally accepted accounting principles as applicable to interim financial statements and consistently applied; provided, however, that in determining Adjusted Emerald Shareholders’ Equity the following items shall be added to the value of the assets set forth on such balance sheet: (t) legal fees incurred by Emerald in connection with the Merger in an amount up to $180,000; (u) investment banking fees payable to Ryan Beck in an amount up to $175,000; (v) accounting fees in an amount up to $23,000 for the retention of accounting personnel or services by Emerald; (w) retention payments of $145,000 set aside for certain named employees; (x) increases in Emerald’s allowance for loan losses relating solely to new loan production after the date of the Agreement in the amount of 1% of the difference between the aggregate dollar amount of new loans made between the date of the Agreement and the Effective Time, less the aggregate amount of loans paid off in full or paid down between such dates; (y) costs and expenses incurred by Emerald at the direction of MBCN; and (z) any compensation charge resulting from the acceleration of vesting of the Outstanding Options pursuant to the Agreement.
Although the holders of Emerald common shares have the right to elect the type of consideration that they wish to receive pursuant to the Merger, the distribution of the consideration to holders of Emerald common shares is subject to certain overall restrictions. The Agreement provides that 50% of the total number of Emerald common shares outstanding at the Effective Time shall be converted into MBCN common shares (the “Stock Consideration”) and the remaining outstanding Emerald common shares shall be converted into cash (the “Cash Consideration”). The Agreement sets forth procedures for the adjustment of the mix of MBCN common shares and cash elected to be received by the holders of Emerald common shares to ensure that Emerald common shares are exchanged for the Stock Consideration and the Cash Consideration. The per share closing price of MBCN common shares as reported on the Pink Sheets for MBCN common shares on the most recent trading day on which trades in MBCN common shares actually occurred before November 15, 2006 was $40.48 (the “Exchange Value”). The Agreement contains a number of conditions to closing that are customary for similar transactions. Based on the Exchange Value, and assuming no holders of Emerald common shares will assert dissenters’ rights, the value of the Stock Consideration as of the day before the effective date of the Agreement (November 14, 2006) was not less than 50.0% of the Merger Consideration ($3,663,445/$7,326,890).
Each Emerald common share held as Treasury Stock or held by MBCN immediately prior to the Effective Time, if any, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefore. No certificate or scrip representing fractional MBCN common shares shall be issued in the Merger. In lieu thereof, each holder of Emerald common shares who otherwise would be entitled to receive a fractional MBCN common share (after taking into account all certificates representing Emerald common shares delivered by such holder) shall receive cash in an

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amount determined by multiplying (i) the fractional share interest to which such holder otherwise would be entitled, by (ii) the MBCN Average Stock Price. Any payment to a holder of an Emerald Dissenting Share, if any, shall be made by MBCN.
OPINION
Based upon the foregoing, we are of the opinion that, under current law:
1. The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Emerald, MBCN, and Mergerco each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
2. No gain or loss will be recognized by Emerald, MBCN, or Mergerco as a result of the Merger.
3. A holder of Emerald common shares receiving solely MBCN common shares in exchange for such shareholder’s Emerald common shares (not including any cash received in lieu of fractional MBCN common shares) will recognize no gain or loss upon the receipt of such MBCN common shares.
4. A holder of Emerald common shares receiving solely cash in exchange for such shareholder’s Emerald common shares (as a result of such shareholder’s dissent to the Merger or a Cash Election) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Emerald common shares, subject to the provisions and limitations of Section 302 of the Code.
5. A holder of Emerald common shares receiving both cash and MBCN common shares in exchange for such shareholder’s Emerald common shares (not including any cash received in lieu of fractional MBCN common shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional MBCN common shares). For purposes of determining the character of this gain, such holder of Emerald common shares will be treated as having received only MBCN common shares in exchange for such shareholder’s Emerald common shares, and as having immediately redeemed a portion of such MBCN common shares for the cash received (excluding cash received in lieu of fractional MBCN common shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Emerald), the gain will be capital gain if the Emerald common shares are held by such shareholder as a capital asset at the time of the Merger.
6. A holder of Emerald common shares receiving cash in lieu of fractional MBCN common shares will recognize gain or loss as if such fractional MBCN common shares

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were distributed as part of the Merger and then redeemed by MBCN, subject to the provisions and limitations of Section 302 of the Code.
7. The aggregate tax basis of MBCN common shares received by a holder of Emerald common shares in the merger (including fractional MBCN common shares, if any, deemed to be issued and redeemed by MBCN) generally will be equal to the aggregate tax basis of the Emerald common shares surrendered in the Merger, reduced by the amount of cash received by the shareholder in the Merger (excluding cash received in lieu of fractional MBCN common shares), and increased by the amount of gain recognized by the shareholder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional MBCN common shares).
8. The holding period of the MBCN common shares received by a holder of Emerald common shares will include the period during which the Emerald common shares surrendered in exchange therefor were held, provided the Emerald common shares are a capital asset in the hands of the holder of Emerald common shares at the time of the Merger.
9. The tax basis of the assets of Emerald in the hands of Mergerco will be the same as the tax basis of such assets in the hands of Emerald immediately prior to the Merger.
10. The holding period of the assets of Emerald to be received by Mergerco will include the period during which such assets were held by Emerald.
Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of Emerald common shares in light of that holder’s particular status or circumstances, including without limitation, holders of Emerald common shares that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose Emerald common shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive MBCN common shares other than in exchange for Emerald common shares, (x) persons who hold Emerald common shares as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold Emerald common shares other than as capital assets, (xii) holders of Emerald common shares who have a functional currency

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other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities. We undertake no responsibility to update this opinion.
The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “Summary — Material federal income tax consequences of the merger,” and “The Proposed Merger (Proposal One) — Material federal income tax consequences.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully,
/s/ O’Neill & O’Neill, Attorneys